Exhibit 12.1

News Corporation

Computation of Ratio of Earnings to Fixed Charges

(in Millions, Except Ratio Amounts)

(Unaudited)

	For the nine months ended March 31,
	2013	2012

Earnings:

Income before income tax expense	$9,065	$3,847
Add:
Equity earnings from affiliates	(521)	(467)
Dividends received from affiliates	311	313
Fixed charges, excluding capitalized interest	966	932
Amortization of capitalized interest	35	36

Total earnings available for fixed charges	$9,856	$4,661

Fixed charges:
Interest on debt and finance lease charges	$809	$773
Capitalized interest	29	33
Interest element on rental expense	157	159

Total fixed charges	$995	$965

Ratio of earnings to fixed charges	9.9	4.8